Exhibit 99.4

Emera Reports 2021 Fourth Quarter and Annual Financial Results

HALIFAX, Nova Scotia -- Today Emera (TSX: EMA) reported 2021 fourth quarter and annual financial results.

Highlights

•

Quarterly adjusted EPS[1] was $0.64, a decrease of $0.11 from $0.75 in Q4 2020 due to the recognition of a litigation award in Q4 2020. Excluding the impact of the litigation award, adjusted EPS[1] increased by $0.04 or 7% driven by increased contributions primarily from our gas utilities and lower corporate costs, partially offset by the impact of less favorable weather in Florida. Quarterly reported EPS increased by $0.15 to $1.24 from $1.09 in Q4 2020 primarily due to mark-to-market (“MTM”) gains.

•

Year-to-date, adjusted EPS[1] was $2.81, an increase of $0.13 from $2.68 in 2020. Reported EPS decreased by $1.80 to $1.98 from $3.78 in 2020, primarily due to the gain on sale of Emera Maine recognized in 2020 and MTM losses in 2021.

•	Consistent with our capital plan, $2.4 billion of rate base investments were deployed in 2021 to drive rate base growth and advance Emera’s strategy.

“We are pleased with the performance of our business in 2021, as we delivered solid financial results and achieved important regulatory outcomes, while continuing to deliver the critical energy needs of our customers during the ongoing COVID-19 pandemic,” said Scott Balfour, President and CEO of Emera Inc. “This progress highlights the strength of our business and strategy that continues to drive value and growth through investments in cleaner energy, infrastructure renewal and service reliability, all at a balanced pace to ensure affordability for our customers.”

Q4 2021 Financial Results

Q4 2021 reported net income was $324 million, or $1.24 per common share, compared with net income of $273 million, or $1.09 per common share, in Q4 2020.

Q4 2021 adjusted net income was $168 million, or $0.64 per common share, compared with $188 million, or $0.75 per common share, in Q4 2020.

Decreased quarterly adjusted net income1 was largely due to the TECO Guatemala Holdings (“TGH”) award received in Q4 2020. Excluding the impact of the award, growth in quarterly net income was driven by higher earnings primarily at Peoples Gas System (“PGS”) lower corporate costs, partially offset by lower contributions from Tampa Electric.

Annual 2021 Financial Results

2021 reported net income was $510 million or $1.98 per common share, compared with a net income of $938 million or $3.78 per common share in 2020. 2021 reported net income included a $213 million after-tax MTM loss primarily at Emera Energy.

2021 adjusted net income1 was $723 million or $2.81 per common share, compared with $665 million or $2.68 per common share in 2020.

Growth in annual adjusted net income1 was driven by higher earnings contribution from EES, PGS and Nova Scotia Power (“NSPI”), lower corporate costs, realized gains on foreign exchange hedges and the 2020 revaluation of deferred taxes due to a reduction in the Nova Scotia corporate income tax rate.

The increase was partially offset by the impact of a stronger CAD, the TGH award received in Q4 2020, the 2020 recognition of a corporate income tax recovery at Barbados Light and Power Company (“BLPC”), and lower earnings due to the sale of Emera Maine in Q1 2020.

Strengthening of the CAD decreased net income by $10 million ($0.04 per share) and decreased adjusted net income1 by $1 million in Q4 2021 compared to Q4 2020. The strengthening of the CAD decreased net income by $17 million ($0.07 per share) and adjusted net income1 by $28 million ($0.11 per share) for the year ended December 31, 2021, compared to the same period in 2020.

(1) See “Non-GAAP Financial Measures” noted below and “Segment Results and Non-US GAAP Reconciliation” below for reconciliation to nearest USGAAP measure.

Outlook

Emera’s capital investment plan is $8.4 billion over the 2022-to-2024 period (including a $240 million equity investment in the LIL in 2022), with an additional $1 billion of potential capital investments over the same period. This results in a forecasted rate base growth of approximately 7 per cent to 8 per cent through 2024. The capital investment plan continues to include significant investments across the portfolio in renewable and cleaner generation, reliability and integrity investments, infrastructure modernization and customer-focused technologies.

Emera’s capital investment plan is being funded primarily through internally generated cash flows and debt raised at the operating company level. Equity requirements in support of our capital investment plan are expected to be funded through the dividend reinvestment plan, the issuance of preferred equity and the issuance of common equity through our at-the-market program. Maintaining investment-grade credit ratings is a priority of management.

Emera has provided annual dividend growth guidance of four to five per cent through to 2024.

Consolidated Financial Review

The following table highlights significant changes in adjusted net income attributable to common shareholders from 2020 to 2021.

For the	Three months ended	Year ended
millions of Canadian dollars	December 31	December 31
Adjusted net income – 2020[1,2]	$188	$665
Operating Unit Performance
Increased earnings at EES due to favourable market conditions	9	37
Increased earnings at PGS due to higher base revenues as a result of a base rate increase on January 1, 2021 and customer growth	10	36
Increased earnings at NSPI due to increased sales volumes quarter-over-quarter. Year-over-year increased due to higher operating revenues, lower interest on the Fuel Adjustment Mechanism (“FAM”) regulatory deferral and decreased income tax expense	7	15
Decreased earnings at Tampa Electric due to higher depreciation and amortization expense, reflecting increased capital investment and a 2020 regulatory settlement, the impact of a stronger CAD, and lower base revenue due to weather, partially offset by higher allowance for funds used during construction (“AFUDC”)	(16)	(39)
Decreased earnings due to the sale of Emera Maine in Q1 2020	-	(6)

Tax Related
Revaluation of Corporate, NSPI and Emera Energy net deferred income tax assets and liabilities in Q1 2020 due to the reduction in the Nova Scotia provincial corporate income tax rate	-	14
Recognition of corporate income tax recovery in Q1 2020 previously deferred as a regulatory liability in 2018 at BLPC	-	(10)

Corporate
Decreased interest expense, pre-tax, due to the impact of a stronger CAD and lower interest rates. Year-over-year also due to repayment of corporate debt	6	35
Realized gain on hedges entered into to hedge foreign exchange earnings exposure	2	19
TGH award, net of tax and legal costs in Q4 2020	(36)	(36)
Other Variances	(2)	(7)
Adjusted net income – 2021[1,2]	$168	$723

1 See “Non-GAAP Financial Measures” noted below and “Segment Results and Non-US GAAP Reconciliation” for reconciliation to nearest USGAAP measure.

2 Excludes the effect of MTM adjustments, the 2020 gain on sale of Emera Maine and 2020 impairment charges, net of tax.

Segment Results and Non-US GAAP Reconciliation

For the	Three months ended December 31		Year ended December 31
millions of Canadian dollars (except per share amounts)	2021	2020	2021	2020
Adjusted net income [1,2]
Florida Electric Utility	$85	$101	462	501
Canadian Electric Utilities	67	57	241	221
Other Electric Utilities[2]	5	8	20	33
Gas Utilities and Infrastructure	55	45	198	162
Other [2]	(44)	(23)	(198)	(252)
Adjusted net income[1,2]	$168	$188	723	665
Gain on sale, net of tax and transaction costs[3]	-	-	-	309
Impairment charges, net of tax[4]	-	-	-	(26)
After-tax MTM gain (loss)[5]	156	85	(213)	(10)

Net income (loss) attributable to common shareholders	$324	$273	510	938

EPS (basic)	$1.24	$1.09	1.98	3.78

Adjusted EPS (basic) [1,2]	$0.64	$0.75	2.81	2.68

1 See “Non-GAAP Financial Measures” noted below.

2 Excludes the effect of MTM adjustments, the 2020 gain on sale of Emera Maine and 2020 impairment charges, net of tax.

3 Net of income tax expense of $276 million for the year ended December 31, 2020.

4 Net of income tax expense of $1 million for the year ended December 31, 2020.

5 Net of income tax expense of $63 million for the three months ended December 31, 2021 (2020 – $33 million expense) and $86 million recovery for the year ended December 31, 2021 (2020 – $8 million recovery).

1 Non-GAAP Measures Financial Measures

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures by adjusting certain GAAP measures for specific items the Company believes are significant, but not reflective of underlying operations in the period. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted earnings per common share – basic, refer to the “Non-GAAP Financial Measures” section of the Company’s MD&A which is incorporated herein by reference and can be found on SEDAR at www.sedar.com. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference today, Monday, February 14, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q4 2021 and annual financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-866-521-4909. International parties are invited to participate by dialing 1-647-427-2311. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available two hours after the conclusion of the call by dialing 1-800-585-8367 or 1-416-621-4642 and entering pass code 4190629.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $34 billion in assets and 2021 revenues of more than $5.7 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and in four Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, EMA.PR.H, EMA.PR.J and EMA.PR.L. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations

Dave Bezanson VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Arianne Amirkhalkhali, Manager, Investor Relations

902-425-8130

arianne.amirkhalkhali@emera.com

Media

902-222-2683

media@emera.com